UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41559

Robo.ai Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1, Building A1

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Cooperation Agreement

On September 6, 2025, Robo.ai Inc., a Cayman Islands exempted company (the “Company”), entered into a cooperation agreement (the “Cooperation Agreement”) with EVT Aerotechnics (Nanjing) Co., Ltd., a company incorporated in the People’s Republic of China (“EVT,” and together with the Company, the “Parties”).

Pursuant to the Cooperation Agreement, the Parties intend to establish a joint venture company in the United Arab Emirates (the “JV Company”). The JV Company will be engaged in (i) the global sales of electric vertical take-off and landing aircraft (“eVTOL”), (ii) the establishment of an eVTOL semi-knocked down (SKD) or completely knocked down (CKD) factory in the UAE, (iii) the global distribution of eVTOL aircraft under the “RoVtol” brand, and (iv) the localized development of eVTOL aircraft based on existing products and tailored for the local market.

The Company will contribute assembly facilities, government relations resources, regulatory approval support, market access support, global market development, and ongoing research and development funding support, and will hold a 51% equity interest in the JV Company. EVT will contribute an exclusive license (which is valid for five years) for eVTOL technology and products outside of mainland China, together with technical support and personnel training services, and will hold a 49% equity interest in the JV Company.

Pursuant to the Cooperation Agreement, the board of directors of the JV Company (the “Board”) shall consist of five members, of which the Company shall nominate three and EVT shall nominate two. In addition, the Company has the right to appointment the Chairman of the Board and the Chief Financial Officer of the JV Company and EVT has the right to nominate the Chief Executive Company, which nomination is subject to the approval of the Board. Certain corporate matters, such as director election, approval of profit distribution plans, changes to share capital, and amendments to company articles of association, require approval by shareholders holding more than two-thirds of the voting rights. The Cooperation Agreement also provides a list of matters that require approval by more than four-fifths of the Board.

Pursuant to the Cooperation Agreement, the annual net profit of the JV Company will be distributed, and any losses borne, in proportion to the Parties’ respective shareholding ratios, within ninety (90) days following completion of the statutory audit. Intellectual property (“IP”) developed during the JV Company’s operations shall be owned by the JV Company, and any JV Company-developed intellectual property that incorporates pre-existing IP of either Party will be licensed back royalty-free to the contributing Party.

In the event of a material breach by one Party of the Cooperation Agreement, the non-breaching Party shall have the right to terminate and pursue liability for breach of contract. In the event of bankruptcy, liquidation, or change of control to a competitor, the non-breaching Party holds rights to acquire the breaching Party’s equity interest at fair market value. Additionally, any transfer of 25% or more of a Party’s equity interest requires the other Party’s right of first refusal under negotiated terms or independent appraisal. The Cooperation Agreement contains confidentiality and other customary provisions.

The Parties commit to negotiating in good faith and using their best efforts to reach and execute definitive agreements, including shareholder agreements, articles of association, technology license agreements and other relevant agreements, within thirty (30) days after the signing of the Cooperation Agreement to govern the JV Company’s formal establishment and operations.

The foregoing summary of the Cooperation Agreement is not complete and is subject to, and qualified in its entirety by, the full text of the Cooperation Agreement, a copy of which is attached as Exhibit 10.1 to this Report on Form 6-K, and is incorporated herein by reference.

On September 10, 2025, the Company issued a press release announcing the entry of the Cooperation Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Cooperation Agreement, dated September 6, 2025, by and between Robo.ai Inc. and EVT Aerotechnics (Nanjing) Co., Ltd.
99.1	Press Release, dated September 10, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2025	Robo.ai Inc.

	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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